UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding settlement of fundraising investment projects and use of remaining proceeds to permanently replenish working capital of Huaneng Power International, Inc.(the "Registrant");

2.       An announcement regarding discloseable transaction and continuing connected transactions of the Registrant; and

3.       An announcement regarding 2021 third quarterly report of the Registrant;

Each made by the Registrant on October 27, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE SETTLEMENT OF FUNDRAISING INVESTMENT PROJECTS AND USE OF REMAINING

PROCEEDS TO PERMANENTLY REPLENISH WORKING CAPITAL

On 26 October 2021, the eighteenth meeting of the tenth session of the board of directors of Huaneng Power International, Inc. (the “Company”) considered and approved the Proposal Regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital, at which, the settlement of fundraising investment projects and use of remaining proceeds as well as its interest derived therefrom in a sum not exceeding RMB918,769,100, representing 28.31% of the net raised funds, to permanently replenish working capital were approved, with the actual amounts would be based on the amounts in the special account(s) on the date of transfer. Opinions with consent have been given by the supervisory committee and independent directors, provided that the proposal is subject to consideration and approval at the general meeting of the Company. The details are as follows:

I.	BASIC INFORMATION ON THE RAISED FUNDS

As approved by the China Securities Regulatory Commission with the “Approval on the Non- public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.2018 696), the Company issued 497,709,919 ordinary shares (A shares) by way of non-public issuance to seven target subscribers. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounted to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. As of 10 October 2018, all the funds raised have been received. The above-mentioned raised funds have been put in place and have been verified by KPMG Huazhen Certified Public Accountants (Special General Partnership), and a Capital Verification Report (KPMG Huazhen Yanzi No. 1800388) has been issued.

The Company carried out special account depository management on the raised funds. After the raised funds were received, the Company signed custodian agreement(s) for the raised funds with the sponsors and commercial banks. All the funds have been deposited in the special account(s) for the raised funds.

II.	BASIC INFORMATION ON THE FUNDRAISING INVESTMENT PROJECTS

Pursuant to the Plan for the 2017 Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version) disclosed by the Company, the proceeds from the Company’s non-public issuance of A Shares will be invested in the following projects after deducting the issuance expenses:

S/N	Project name	Total investment in the project	Proceeds proposed to be invested in the project
		(RMB0’000)	(RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
	Total	2,216,118.85	500,000.00

If the actual net proceeds raised was less than the amount of proceeds proposed to be invested, the insufficient part would be raised by the Company itself. Before the fund raised by this non- public issuance of A shares was put in place, the Company would invest the fund raised by itself first according to the actual progress of project(s), and replace it after the proceeds were in place.

(I)	Change in the fundraising investment projects

In accordance with the resolutions considered and approved at the sixteenth meeting of the ninth session of the board of directors and the eighth meeting of the ninth session of the supervisory committee of the Company held on 11 December 2018, as well as the first extraordinary general meeting for 2019 held on 30 January 2019, given that the actual proceeds raised from the Issuance were less than the aggregate amount of the proceeds proposed to be invested, and on the basis of principle on fulfilling use requirements of the proceeds and minimizing operational risks in fundraising investment projects, the Company adjusted the specific fundraising investment projects, the order of priority and the specific investment amount of each project based on the priority of each project. Based on progress in related projects, Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2000MW) were excluded from the fundraising investment projects. Moreover, in accordance with the State-owned Assets Supervision and Administration Commission’s requirements concerning deleveraging and controlling ratio of debt/assets, the project capital ratio was adjusted to over 30%. In accordance with the resolutions considered and approved at the twenty-fourth meeting of the ninth session of the board of directors and the thirteenth meeting of the ninth session of the supervisory committee of the Company held on 3 January 2020, as well as the first extraordinary general meeting for year 2020 held on 5 March 2020, Huaneng Dongguan Combined Cycle Cogeneration Limited Liability Company, the implementation subject of Xiegang Gas Turbine Project in Guangdong (800MW), intended to introduce an external shareholder. After such capital introduction, the Company’s shareholding ratio would be 80%, while the investor’s shareholding ratio would be 20%. The implementation subject of the fundraising investment project was changed from a wholly-owned subsidiary of the Company to a controlling subsidiary of the Company.

(II)	Actual use of proceeds

As of 30 September 2021, the Company had invested a total of RMB2,343,440,000 of proceeds in fundraising investment projects, and the balance of the proceeds was RMB918,769,100 (including interest of approximately RMB16,879,100), accounting for 28.31% of the net proceeds. Proceeds proposed to be invested in the projects and actual proceeds invested were as follows:

Fundraising investment projects	Total investment of the original project	Including: Total amount of proceeds proposed to be invested	The total amount of proceeds invested as of the end of September 2021	Deposit bank and account number	Progress of capital investment as of the end of September 2021 (%)	Project progress
	(RMB0'000)	(RMB0'000)	(RMB0'000)
Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	104,000.00	52,094.00	Dongguan Branch of Bank of China Limited 634070554518	50.09	Put into operation
Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	174,231.84	143,800.00	Nanjing Chengnan Branch of Bank of China Limited 537872077686	82.53	Put into operation
Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	24,614.56	19,000.00	Zhengzhou Jianshe Road Branch of Industrial and Commercial Bank of China Limited 1702020529020113582	77.19	Put into operation
Longchi Wind Power Project in Anhui (100MW)	85,622.00	21,686.60	19,450.00	Hefei Shuguang Branch of Agricultural Bank of China Limited 12183001040036375	89.69	Put into operation
Total	1,095,818.85	324,533.00	234,344.00

III.	REASONS FOR REMAINING PROCEEDS

The main reasons for the remaining proceeds from the non-public issuance of shares of the Company are set out as below:

1.	The Company utilised the proceeds reasonably, effectively, scientifically and prudently in strict compliance with the relevant regulations on the utilisation of proceeds, and strengthened the cost control and management of all aspects of project construction on the premise of ensuring project quality and controlling risks, which lowered the total investment of project and reduced capital investment amounting to RMB505,545,000.

2.	The capital investment decreased by RMB216,000,000 resulting from the change of the shareholding of a subsidiary due to its introduction of strategic investors.

3.	According to the contract, part of the balance of payment of the retention money have not reached the payment point, the capital investment to be made amounts to RMB180,345,000.

4.	Approximately of RMB16,879,100 of interest income was derived from the deposit of the proceeds.

There was a total of RMB918,769,100 in the remaining proceeds due to the above-mentioned reasons.

IV.	IMPACT ON THE COMPANY

The Company will utilise the aforementioned remaining proceeds raised for permanent replenishment of the working capital, which will help meet the Company’s working capital needs for daily operations, improve the efficiency of capital use and reduce the Company’s finance costs.

V.	INFORMATION ON SPECIAL OPINIONS

Pursuant to the provisions of Article 19 and Article 20 of the Administrative Measures for Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision) 《( 上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》): “Subsequent to the completion of a single fundraising investment project, any proposed use of remaining proceeds (including interest income) by the listed company for the purpose of any other fundraising investment projects shall be subject to the consideration and approval of the board and the opinions with explicit consent given by the independent directors, the sponsor and the supervisory committee. The listed company shall report to the Shanghai Stock Exchange and make an announcement thereon within 2 trading days after the board meeting. Any proposed use of remaining proceeds (including interest income) by the listed company in excess of 10% of the net proceeds shall be subject to the approvals of the board of directors and the shareholders’ general meeting and the opinions with explicit consent given by the independent directors, the sponsor and the supervisory committee. The listed company shall report to the Shanghai Stock Exchange and make an announcement thereon within 2 trading days after the board meeting”.

The balance of the said proceeds was RMB918,769,100 (including interest income), accounting for 28.31% of the net proceeds, falling under the case of “the balance of the proceeds (including interest income) in excess of 10% of the net proceeds”, subject to the approvals of the Board and the shareholders’ general meeting and the opinions of the independent directors, the sponsor and the supervisory committee.

(I)	Opinions of independent directors

The settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital by the Company are in line with the Company’s development strategy and actual business needs, and the Company has fulfilled the necessary approval procedures in compliance with the relevant rules such as No.2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds of Listed Companies 《( 上市公司監管指引第2 號–上市公司募集資金管理和使用的監管要求》) and the Administrative Measures for Funds Raised by Companies Listed on the Shanghai Stock Exchange 《( 上海證券交易所上 市公司募集資金管理辦法》), without harming the interests of the Company and its shareholders. All independent directors unanimously agreed with this arrangement and agreed to submit this proposal to the general meeting of the Company for consideration.

(II)	Opinions of the supervisory committee

The Proposal Regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital has been considered and approved at the seventeenth meeting of the tenth session of the supervisory committee held by the Company on 26 October 2021, at which, the settlement of fundraising investment projects and use of remaining proceeds as well as its interest derived therefrom as permanent replenishment of working capital were approved.

(III)	Opinions of the sponsor

The sponsor is of the view that the settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital have been fulfilled the necessary approval procedures and complied with relevant requirements. The above matters have been made based on the actual needs of the Company, which was beneficial to improving the use efficiency of the Company’s proceeds, strengthening the Company’s operation capacities, reducing financial expenses, meeting the Company’s needs for liquidity due to business growth without harming the interests of the shareholders and was conducive to the long-term development of the Company and in the interest of shareholders as a whole. Such matters shall be submitted to the general meeting of the Company for consideration and put into implementation when relevant statutory procedures are fulfilled and relevant information disclosure are made. The sponsor agrees to the settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital.

A circular containing, among others, the details of the Proposal Regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital and the notice of the Company’s extraordinary general meeting will be despatched to each shareholder as soon as practicable.

  By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
27 October 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED
TRANSACTIONS

HUANENG FINANCE FRAMEWORK AGREEMENT

On November 1, 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement for a term from 2020 to 2022 to supervise the operation of continuing connected transactions between the Company and Huaneng Finance from 2020 to 2022. However, the Company responds to the national strategic goal of “Carbon Peak and Carbon Neutrality”, in accordance with the development plan, and vigorously develops clean energy projects. As the future cash flow of the Company will have a significant growth, and in conjunction with the Company’s existing accounts receivable and notes receivable with an age of one year, it is necessary to adjust the limits of deposits, loans and note discounting with Huaneng Finance. Accordingly, on 26 October 2021, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement to adjust and continue to carry out the deposits, note discounting and loans matters between the Company and Huaneng Finance from 1 January 2022 to 31 December 2024.

The Huaneng Finance Framework Agreement constitutes the entire framework agreement on deposits, note discounting and loans between the Company and its subsidiaries and Huaneng Finance from 1 January 2022 and 31 December 2024.

IMPLICATION UNDER HONG KONG LISTING RULES

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, so the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in December 2021 to seek approval from Independent Shareholders on (among others) the terms of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolution, among others, with respect to the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders regarding the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 6 December 2021.

BACKGROUND

On November 1, 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement for a term from 2020 to 2022 to supervise the operation of continuing connected transactions between the Company and Huaneng Finance from 2020 to 2022. However, the Company responds to the national strategic goal of “Carbon Peak and Carbon Neutrality”, in accordance with the development plan, and vigorously develops clean energy projects. As the future cash flow of the Company will have a significant growth, and in conjunction with the Company’s existing accounts receivable and notes receivable with an age of one year, it is necessary to adjust the limits of deposits, loans and note discounting with Huaneng Finance. Accordingly, on 26 October 2021, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement to adjust and continue to carry out the deposits, note discounting and loans matters between the Company and Huaneng Finance from 1 January 2022 to 31 December 2024.

The Huaneng Finance Framework Agreement constitutes the entire framework agreement on deposits, note discounting and loans between the Company and its subsidiaries and Huaneng Finance from 1 January 2022 and 31 December 2024.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG FINANCE

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power suppliers in China, with a controlled generation capacity of 115,014 MW and equity-based generation capacity of 101,388 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction funds, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc.. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company.

As at the date of publication of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 32.28% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. In addition, Huaneng Group holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Group Hong Kong Asset Management Co., Ltd. (a wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, Huaneng Finance) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG FINANCE FRAMEWORK AGREEMENT

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilise the note discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2020-2022 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance, for the period from 1 January 2020 to 31 December 2022, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB14 billion on a daily basis, the total amount of the note discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB16 billion (or its equivalent in foreign currency) on a daily basis.

For the years ended 2019 and 2022, and the period from 1 January 2021 to 30 September 2021, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB13.00 billion (audited), RMB13.90 billion (audited) and RMB13.90 billion (unaudited), respectively. The Company estimates that during the period from 2022 to 2024, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB20 billion (or its equivalent in foreign currency).

The estimates on the relevant deposit amounts from 2022 to 2024 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company; (2) the Company has become a shareholder and holds a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service in the PRC.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•	the Finance Department of the Company implements an interest rate adjustment mechanism. Before conducting relevant transactions with Huaneng Finance, on aspect of deposit, it will review whether the terms of deposit provided by Huaneng Finance are (i) not less favourable than the same type of deposit interest rate announced by PBOC; and (ii) not inferior to the average interest rate over similar deposit obtained by the Company and its subsidiaries from the five state-owned banks: The Bank of China Limited, Agricultural Bank of China Limited, Industrial and Commercial Bank of China Limited, China Construction Bank Corporation and Bank of Communications Co., Ltd., and on aspect of the loans and note discounting, it will review whether the terms provided by Huaneng Finance to the Company and its subsidiaries are no less favourable than the terms the Company and its subsidiaries can obtain from independent third parties. It enables the Company to obtain the most favorable terms on deposits, loans and note discounting and maximize the Company’s overall interests in transactions, and reduce the Company’s transaction costs and time;

•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds; At the same time, the Company reports quarterly the relevant capital occupation to the Beijing Securities Regulatory Bureau, which will at any time regulate the Company to comply with relevant regulations

•	the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests from the deposit transactions.

The importance and the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)	The increase of the cap on the maximum outstanding balances of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the electricity payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the maximum outstanding balances of the deposits (on daily basis). If the maximum outstanding balances of the deposits (on daily basis) were not adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to a level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)	Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help the Company systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

(iii)	The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services in the PRC.

(iv)	The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Note Discounting Services and Loan Advancement Services

In addition, the Company and its subsidiaries will also use the note discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of note discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of note discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of funds by the Company. In respect of the loan services, none of them will require any security on the part of the Company.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The interest rates on loan advancement services to be offered by Huaneng Finance to the Company and its subsidiaries will primarily be based on the benchmark interest down within the range from 5% to 10% basing on the rate by PBOC for the contemporary period, whilst the prices of the note discounting will be no less favourable than those offered by other major domestic commercial banks.

Pursuant to the 2020-2022 Huaneng Finance Framework Agreement, the Company’s total transaction amount relating to the note discounting is RMB1 billion, and the maximum daily loan balance of loans is RMB16 billion (or its equivalent in foreign currency) for each of 2020, 2021 and 2022.

The Company estimates that the total transaction amount relating to the note discounting services to be provided by Huaneng Finance for each of 2022, 2023 and 2024 will be RMB4 billion while the maximum loan outstanding balance (on daily basis) for each of 2022, 2023 and 2024 will be RMB23 billion (or its equivalent in foreign currency). The estimates on the amounts of note discounting and loans are based on the historical note discounting and loans of the Company and its subsidiaries with Huaneng Finance for 2019, 2020 and the period from 1 January 2021 to 30 September 2021 and the scale expansion and business development needs of the Company and its subsidiaries from 2022 to 2024.

FAIRNESS OF THE CONNECTED TRANSACTION AND THE IMPACT ON THE INDEPENDENCE OF THE COMPANY

The Huaneng Finance Framework Agreement is signed based on normal commercial terms which are fair and reasonable. The fees/interests involved in connected transactions must be agreed and confirmed by both parties to the agreement, and consultations and decisions shall be made in accordance with the prevailing market prices and conditions and the principles of fair terms. The conditions provided to the Company and its subsidiaries by Huaneng Finance in the relevant agreements and transactions under them shall be based on normal commercial terms or on terms which are no less favourable than those that the Company and its subsidiaries can obtain from independent third parties. The Company and its subsidiaries will sign necessary written agreements with Huaneng Finance for specific transactions within the scope determined by the aforementioned framework agreement based on actual conditions, and pay relevant expenses/interests in the manner agreed in the specific agreement.

With respect to the Huaneng Finance Framework Agreement, the Company will adopt a series of management arrangements in accordance with regulatory requirements to maintain the independence of the Company’s decision-making, the fairness of transaction prices and the Company’s right to choose related transactions, so as to avoid the reliance on its controlling shareholders and other related parties. Relevant measures include, but are not limited to, the Company’s right to make independent decisions on transaction prices and quantities, and to understand and grasp market information through various means, so that the Company’s conditions for the transaction with Huaneng Finance will be in accordance with the normal commercial terms or on terms that will not be less favourable than those that can be obtained by the Company and its subsidiaries from independent third parties.

Based on the above, the Company believes that the Huaneng Finance Framework Agreement and the transactions contemplated under it are in the interests of the Company and its shareholders as a whole. At the same time, the Company has a complete business system and the ability to operate independently in the market, the aforementioned framework agreement and the connected transactions contemplated under it will not impact on the independence of the Company.

PRICING POLICIES AND CONTROL MEASURES

Deposits, note discounting and loans are parts of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. In the meantime, the Company believes that the safety risk of deposits at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the CBRC, Huaneng Finance insists on conducting business in accordance with the law during the course of its daily operation, and has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Finance Framework Agreement. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board and being regarded as having a material interest in the continuing connected transactions for their management positions in Huaneng Group and its associates, abstained from voting on the Board resolutions relating to the Huaneng Finance Framework Agreement. The resolution was voted by Directors who are not connected to the transactions.

The Board of the Company is of the view that the Huaneng Finance Framework Agreement and the transactions contemplated thereunder was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length terms or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and all its shareholders as a whole.

IMPLICATION UNDER HONG KONG LISTING RULES

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, so the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in December 2021 to seek approval from Independent Shareholders on (among others) the terms of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolution, among others, with respect to the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders regarding the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 6 December 2021.

DEFINITIONS

“2020-2022 Huaneng Finance Framework Agreement”	the framework agreement on the continuing connected transactions (for 2020-2022) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 1 November 2019

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Finance Framework Agreement”	the framework agreement on the continuing connected transactions (for 2022-2024) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 26 October 2021

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Independent Board Committee”	a committee of the Board established for the purpose of considering the transactions regarding the deposit transactions (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, comprising independent non- executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”	Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates

“PBOC”	The People’s Bank of China;

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

By the Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
27 October 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIRD QUARTERLY REPORT OF 2021

Pursuant to the regulations of the Shanghai Stock Exchange, the Company is required to publish a third quarter report.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1	The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3	Legal representative, person in charge of accounting function and person in charge of the Accounting Department warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4	This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2.	MAJOR FINANCIAL INFORMATION

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

Items	For the quarter ended 30 September in 2021	For the quarter ended 30 September in 2020		Variance from equivalent period of last year (%)	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)		Variance from equivalent period of last year (%)
			(Restated)	(Restated)			(Restated)	(Restated)
Operating revenue	49,889,865,731	42,701,695,636	42,705,812,476	16.82	145,005,454,078	121,823,399,760	121,854,667,793	19.00
Net profit attributable to equity holders of the Company	(3,499,249,295)	3,400,535,943	3,395,663,635	(203.05)	782,886,659	9,133,456,650	9,127,930,870	(91.42)
Net profit after deducting non-recurring items attributable to equity holders of the Company	(3,656,942,803)	3,376,130,264	3,376,130,264	(208.32)	211,407,464	8,851,504,370	8,851,504,370	(97.61)
Net cash flows generated from operating activities	Not applicable	Not applicable	Not applicable	Not applicable	22,794,446,279	27,240,079,779	27,267,650,082	(16.40)
Basic earnings per share (RMB per share)	(0.26)	0.18	0.18	(244.44)	(0.05)	0.50	0.50	(110.00)
Diluted earnings per share (RMB per share)	(0.26)	0.18	0.18	(244.44)	(0.05)	0.50	0.50	(110.00)
Return on net assets (weighted average) (%)	(5.69)	3.74	3.74	(9.43)	(1.14)	10.24	10.30	(11.44)

	End of current reporting period	End of last year	Variance from end of last year (%)
Total Assets	453,462,575,652	438,205,752,374	3.48
Equity attributable to equity holders of the Company	116,779,970,398	121,698,538,280	(4.04)

Note:

Reason for restatement: Business combination under common control.

2.2	Non-recurring items and amounts

(Amounts: In RMB Yuan)

Items	Total amount of current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes
Gains from disposal of non-current assets	9,488,467	199,656,190	Mainly generated from disposal of buildings of Luohuang Power, a subsidiary of the Company.
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	143,263,936	578,526,146
Gains/(losses) from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	27,789	–
Reversal of provision for doubtful accounts receivable individually tested for impairments	8,029,321	11,601,474
Profits and losses from entrusted loans	791,504	4,138,541
Other non-operating income and expenses excluding the above items	10,618,254	(804,919)
Other non-recurring items	(1,887,831)	(5,719,623)
Less: Tax impact of non-recurring items	(34,350,192)	72,408,557
Impact of non-controlling interests, net of tax	46,988,124	143,510,057

Total	157,693,508	571,479,195

The Company and its subsidiaries recognised extraordinary profit and loss items in accordance with the requirement of explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public_ Extraordinary Profit and Loss.

☑ Applicable	☐ Not applicable

Among the government subsidies included in the current profit and loss, the value-added tax levied immediately returned is closely related to normal business operations and conforms to national policies. It is continuously enjoyed in accordance with a certain standard with fixed or quantitative amount, so it is not included in non-recurring items. The carbon emissions trading costs and incomes are not included in non-recurring items because they are closely related to normal business operations. The specific details are as follows:

(Amounts: In RMB Yuan)

	Total amount from the beginning of the year to the end of current reporting period (January to September)	Reason
Value-added tax levied immediately returned	147,970,993	Closely related to the normal business of the Company
Carbon emissions trading costs	(122,384,567)	Closely related to the normal business of the Company
Carbon emissions trading incomes	7,476,476	Closely related to the normal business of the Company

2.3	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

Item Name	Fluctuation (%)	Main Reasons

Items of Consolidated Statement of Financial Position:
Derivative financial assets (Current portion)	635.64	Mainly due to the continuous increase in the HSFO index, resulting in an increase in the fair value of fuel swap contracts held by the Company’s subsidiary, SinoSing Power.
Notes receivable	(45.72)	Mainly due to the reduce in bill settlement ratios in some regional power grid companies.
Accounts receivable	18.42	Mainly due to the increase of power generation revenue and the tariff premium of renewable energy.
Accounts receivable financing	(80.22)	Mainly due to the expiration of factoring arrangement of Shandong Power, a subsidiary of the Company.
Advances to suppliers	66.11	Mainly due to the increase in prepayments of fuel.
Other receivables	31.14	Mainly due to the increase in dividend receivables announced by the Company’s joint venture Shanghai Time Shipping Co., Ltd and the land disposal payment of Luohuang Power, a subsidiary of the Company.
Inventories	14.38	Mainly due to the sharply increase in coal price.
Other current assets	29.56	Mainly due to the Company’s investment in new projects, which led to an increase in deductible VAT within one year.
Long-term equity investments	4.50	Mainly due the Company’s additional investment in Jining Huayuan Thermal Power, Shidaowan Nuclear Power and other joint ventures in the current period, with a total amount of RMB580 million. Other influence including recognising investment income, other comprehensive income and dividend from Shenzhen Energy and other associates and joint ventures.
Other equity instrument investments	15.99	Mainly due to the increase of the Company’s investment in Fujian, Hainan, Jiangsu, Tianjin, Liaoning, Jilin and other provincial power trading centers.
Fixed assets	0.67	Mainly due to the completion of construction in progress transferred into fixed assets which amounting to RMB16.223 billion and RMB15.633 billion in depreciation of fixed assets.

Item Name	Fluctuation (%)	Main Reasons

Construction-in-progress	10.29	Mainly due to the increase in the Company’s investment in capital construction projects during the current period.
Right-of-use assets	(12.40)	Mainly due to the early repayment of lease liabilities by Poyang Luohong Power, a subsidiary of the Company. The corresponding right-of-use assets were derecognised and transferred to fixed assets.
Other non-current assets	43.80	Mainly due to the payment from the external financial leasing company for the equipment of Zhuanghe offshore wind power project, which was in the early stage of initial construction and did not meet the conditions of lease recognition.
Short-term loans	11.17	Mainly due to the combined impact of the increase of RMB7.84 billion of the Company’s current credit loan.
Derivative financial liabilities (Current portion)	(61.14)	Mainly due to the appreciation of the U.S. dollar against the Singapore dollar in the current period and the continuous rise in HSFO index and the expiration of some contracts of the Company’s subsidiary, SinoSing Power.
Notes payable	69.79	Mainly due to the increase in the bill settlement of the Company’s subsidiaries in the current period.
Accounts payable	19.32	Mainly due to the increase in fuel payables.
Contract liabilities	(26.67)	Mainly due to the reduction in the balance of pre-collected heat charges due to the recognized revenue of the heating season.
Taxes payable	(43.85)	Mainly due to the increase in coal prices and the increase in deductible tax related to fuel purchases, the balance of value-added tax payable decreased.
Current portion of non-current liabilities	(39.76)	Mainly due to the decrease in bonds payable, long-term loans and lease liabilities due within one year of the Company and its subsidiaries.
Other current liabilities	25.75	Mainly due to the increase in the balance of short-term bonds payable by the Company.
Long-term loans	11.83	Mainly due to the new borrowings for infrastructure investment in the current period.
Bonds payable	33.25	Mainly due to the Company’s issuance of new mid-term notes and corporate bonds etc.

Item Name	Fluctuation (%)	Main Reasons

Long-term payables	354.02	Mainly due to the payment from the external financial leasing company for the equipment of Zhuanghe offshore wind power project, which was in the early stage of initial construction and did not meet the conditions of lease recognition.
Other comprehensive income	(22.18)	Mainly due to the increase in the fair value of the fuel swap contracts of SinoSing Power and currency translation differences.
Items of Income statement:
Operating revenue	19.00	Mainly due to the increase in the Company’s domestic sales of electricity.
Operating cost	36.53	Mainly due to the combined effects of rising domestic fuel prices and rising power generation volume.
Research and development expenses	83.80	Mainly due to the increase of the Company’s investment in its R&D projects related to its main business.
Financial expenses	(9.67)	Mainly due to the period-on-period decline in the average interest rate level.
Investment income	(17.85)	Mainly due to the period-on-period decrease in investment income from joint ventures such as Shenzhen Energy under equity method.
Gain on disposal of assets	9,102.29	Mainly due to the land disposal income of Luohuang Power, a subsidiary of the Company.
Items of cash flow statement
Net cash flows generated from operating activities	(16.40)	Mainly because that the increase in cash inflow from operating activities due to the period-on-period increase in electricity sales was lower than the increase in cash outflow from operating activities due to the period-on-period increase in fuel costs.
Net cash flows used in investing activities	3.69	Mainly due to the increase in the Company’s investment in new projects during the current period, leading to the increase in fixed asset purchases, engineering expenditures and engineering material purchases.
Net cash flows generated from financing activities	6,435.90	Mainly due to the increase in the net financing amount of the Company during the current period.

3.	SHAREHOLDERS INFORMATION

The total number of ordinary shareholders, the number of preference shareholders whose voting rights have been restored, and the shareholding status of the top ten shareholders

Unit: share

Total number of ordinary shareholders at the end of the reporting period	105,214	Total number of preference shareholders whose voting rights have been restored at the end of the reporting period (if any)	–

Top ten shareholders
					Status on charges or pledges etc.
Name (in full) of shareholders	Nature of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status of shares	Number
Huaneng International Power Development Corporation	State-owned entity	5,066,662,118	32.28	–	Nil	–
HKSCC Nominees Limited	Foreign entity	4,100,072,402	26.12	–	Nil	–
China Huaneng Group Co., Ltd.	State-owned entity	1,555,124,549	9.91	–	Nil	–
Hebei Construction & Investment Group Co., Ltd.	State-owned entity	502,183,246	3.20	–	Nil	–
China Hua Neng Group Hong Kong Limited	Foreign entity	472,000,000	3.01	–	Nil	–
China Securities Finance Corporation Limited	State-owned entity	466,953,720	2.97	–	Nil	–
Jiangsu Guoxin Investment Group Limited	State-owned entity	334,945,600	2.13	–	Nil	–
Liaoning Energy Investment (Group) Limited Liability Company	State-owned entity	284,204,999	1.81	–	Nil	–
Fujian Investment Development Group Liability Company	State-owned entity	251,814,185	1.60	–	Nil	–
Dalian Municipal Construction Investment Company Limited	State-owned entity	151,500,000	0.97	–	Charges	149,375,000

Top ten holders of circulating shares whose shares are not subject to selling restrictions
	Number of shares in circulation without any selling restrictions as at	Type and number of shares
Name (in full) of shareholders	the end of the reporting period	Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,100,072,402	Overseas listed foreign invested shares	4,100,072,402
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	502,183,246	RMB denominated ordinary shares	502,183,246
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
China Securities Finance Corporation Limited	466,953,720	RMB denominated ordinary shares	466,953,720
Jiangsu Guoxin Investment Group Limited	334,945,600	RMB denominated ordinary shares	334,945,600
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	RMB denominated ordinary shares	284,204,999
Fujian Investment Development Group Limited Liability Company	251,814,185	RMB denominated ordinary shares	251,814,185
Dalian Municipal Construction Investment Company Limited	151,500,000	RMB denominated ordinary shares	151,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert

Among the above shareholders, China Huaneng Group Co., Ltd.,

Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Description of the top 10 shareholders and the top 10 unrestricted shareholders participating in margin trading and securities lending and refinancing business (if any)	–

4.	OTHER REMINDERS

Other important information about the Company’s operating conditions during the reporting period that need to remind investors

☑ Applicable	☐ Not applicable

During the reporting period, the increase in coal prices had a relatively major impact on the Company’s operations.

5	QUARTERLY FINANCIAL STATEMENT

5.1	Audit opinion

☐  Applicable        ☑  Not applicable

5.2	Financial statement

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(PRC GAAP)

AS AT 30 SEPTEMBER 2021

Amounts: In RMB Yuan, Except as noted

ASSETS	30 September 2021	31 December 2020
	Consolidated	Consolidated
CURRENT ASSETS
Bank balances and cash	14,484,105,013	13,871,523,445
Derivative financial assets	810,523,686	110,178,653
Notes receivable	4,519,330,297	8,325,965,654
Accounts receivable	33,909,547,464	28,633,861,767
Accounts receivable financing	248,424,172	1,255,887,993
Advances to suppliers	2,583,541,336	1,555,336,077
Other receivables	2,816,900,093	2,148,012,863
Inventories	7,552,012,279	6,602,459,007
Contract assets	44,048,223	29,678,153
Current portion of non-current assets	525,960,959	478,681,793
Other current assets	4,050,245,034	3,126,045,908

Total current assets	71,544,638,556	66,137,631,313

NON-CURRENT ASSETS
Derivative financial assets	204,306,237	74,554,339
Long-term receivables	9,720,641,940	10,286,927,639
Long-term equity investments	23,224,330,862	22,224,738,792
Other equity instrument investments	771,289,803	664,946,056
Investment property	621,001,198	647,470,539
Fixed assets	245,324,366,030	243,701,964,464
Construction-in-progress	56,889,038,388	51,579,694,944
Right-of-use assets	5,968,356,533	6,812,966,364
Intangible assets	13,780,340,486	14,090,511,406
Goodwill	11,332,925,063	11,696,735,103
Long-term deferred expenses	154,290,064	127,210,330
Deferred income tax assets	3,625,300,572	2,996,689,691
Other non-current assets	10,301,749,920	7,163,711,394

Total non-current assets	381,917,937,096	372,068,121,061

TOTAL ASSETS	453,462,575,652	438,205,752,374

LIABILITIES AND EQUITY	30 September 2021	31 December 2020
	Consolidated	Consolidated
CURRENT LIABILITIES
Short-term loans	73,718,402,459	66,311,160,062
Derivative financial liabilities	41,529,505	106,861,682
Notes payable	2,006,588,203	1,181,836,586
Accounts payable	17,415,349,979	14,595,947,809
Contract liabilities	2,129,068,262	2,903,295,902
Salary and welfare payables	1,276,111,265	955,117,838
Taxes payable	1,148,234,202	2,044,868,790
Other payables	24,773,512,001	26,088,007,806
Current portion of non-current liabilities	20,619,777,379	34,228,813,571
Other current liabilities	7,082,589,929	5,632,180,524

Total current liabilities	150,211,163,184	154,048,090,570

NON-CURRENT LIABILITIES
Long-term loans	125,341,643,684	112,077,394,506
Derivative financial liabilities	86,242,097	188,139,392
Bonds payable	27,160,195,002	20,382,405,580
Lease liabilities	4,224,665,847	3,774,175,853
Long-term payables	2,974,848,306	655,227,903
Long-term employee benefits payable	49,889,098	51,065,130
Provision	31,146,429	12,181,164
Deferred income	1,856,710,926	1,940,144,115
Deferred income tax liabilities	1,070,295,004	977,810,420
Other non-current liabilities	2,609,120,395	2,623,763,846

Total non-current liabilities	165,404,756,788	142,682,307,909

TOTAL LIABILITIES	315,615,919,972	296,730,398,479

LIABILITIES AND EQUITY (continued)	30 September 2021	31 December 2020
	Consolidated	Consolidated
EQUITY
Share capital	15,698,093,359	15,698,093,359
Other equity instruments	47,939,693,354	48,419,779,167
Capital surplus	17,650,480,126	18,551,589,304
Other comprehensive income	(372,452,649)	(478,627,559)
Special reserves	76,415,160	73,076,887
Surplus reserves	8,186,274,738	8,186,274,738
Undistributed profits	27,601,466,310	31,248,352,384

Equity attributable to equity holders of the Company	116,779,970,398	121,698,538,280
Non-controlling interests	21,066,685,282	19,776,815,615

Total equity	137,846,655,680	141,475,353,895

TOTAL LIABILITIES AND EQUITY	453,462,575,652	438,205,752,374

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (PRC GAAP)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Amounts: In RMB Yuan, Except as noted

	2021	2020
	Consolidated	Consolidated
		(Restated)
Operating revenue	145,005,454,078	121,854,667,793
Less: Operating cost	133,764,643,470	97,971,865,893
Tax and levies on operations	1,345,738,967	1,348,142,876
Selling expenses	154,383,380	89,811,885
General and administrative expenses	3,751,345,753	3,082,896,296
Research and development expenses	301,035,184	163,783,720
Financial expenses	6,213,791,333	6,879,323,586
Add: Other income	691,142,895	616,907,062
Investment income	1,229,074,616	1,496,123,976
Including: Investment income from associates and joint ventures	1,237,834,671	1,597,734,242
Gain on derecognition of financial assets measured at amortised cost	(8,469,778)	(31,632,708)
Loss on fair value changes of financial assets/liabilities	–	(3,497,319)
Credit loss	11,160,132	(67,161,656)
Assets impairment loss	(356,359)	(129,946,941)
Gain on disposal of assets	180,087,241	1,956,982

Operating profit	1,585,624,516	14,233,225,641
Add: Non-operating income	200,081,314	183,682,213
Less: Non-operating expenses	260,871,131	290,565,667

Profit before tax	1,524,834,699	14,126,342,187
Less: Income tax expense	692,872,794	2,914,681,253

Net profit	831,961,905	11,211,660,934

Including: The net income of the merged parties before the merger under common control	–	(6,907,224)

(1) Classification according to the continuity of operation
Continuous operating net profit	831,961,905	11,211,660,934

(2) Classification according to ownership
Attributable to:
Equity holders of the Company	782,886,659	9,127,930,870
Non-controlling interests	49,075,246	2,083,730,064

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
– Basic earnings per share	(0.05)	0.50
– Diluted earnings per share	(0.05)	0.50

	2021	2020
	Consolidated	Consolidated
		(Restated)
Other comprehensive loss, net of tax	(57,781,573)	(186,724,564)

Other comprehensive income (net of tax) attributed to equity holders of the company	105,796,078	7,423,184

Other comprehensive (loss)/income (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss	(80,792,895)	614,700,201
Including
Gains/(losses) arising from changes in fair value of other equity instrument investments	2,655,157	(1,190,325)
Share of other comprehensive (loss)/income of investees accounted for under the equity method	(83,448,052)	615,890,526
Other comprehensive income/(loss) (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss	186,588,973	(607,277,017)
Including:
Share of other comprehensive loss of investees accounted for under the equity method	(534,997)	(790,312)
Effective portion of cash flow hedges	722,185,298	(39,374,973)
Translation differences of the financial statements of foreign operations	(535,061,328)	(567,111,732)
Other comprehensive loss, net of tax, attributable to non- controlling interests	(163,577,651)	(194,147,748)

Total comprehensive income	774,180,332	11,024,936,370

Attributable to:
Equity holders of the Company	888,682,737	9,135,354,054
Non-controlling interests	(114,502,405)	1,889,582,316

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (PRC GAAP)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Amounts: In RMB Yuan, Except as noted

	For the nine months ended 30 September
	2021	2020
	Consolidated	Consolidated
		(Restated)
Cash flows generated from operating activities

Cash received from sales of goods and services rendered	162,200,420,031	129,894,707,209
Cash received from return of taxes and fees	240,397,028	162,806,198
Other cash received relating to operating activities	569,851,085	538,798,695

Sub-total of cash inflows of operating activities	163,010,668,144	130,596,312,102

Cash paid for goods and services received	120,736,619,559	83,910,144,164
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	10,284,922,856	8,854,227,538
Payments of taxes	8,349,146,821	9,197,203,366
Other cash paid relating to operating activities	845,532,629	1,367,086,952

Sub-total of cash outflows of operating activities	140,216,221,865	103,328,662,020

Net cash flows generated from operating activities	22,794,446,279	27,267,650,082

Cash flows generated from investing activities

Proceeds from disposal of investments	224,183,928	–
Cash received on investment income	588,416,898	147,859,869
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	282,934,796	256,782,184
Other cash received relating to investing activities	–	457,727,000

Sub-total of cash inflows of investing activities	1,095,535,622	862,369,053

Payment for the purchase of property, plant and equipment, land use rights and other non-current assets	27,473,023,619	26,336,134,964
Cash paid for investments	686,512,477	448,296,863
Net cash paid for acquiring subsidiaries	–	214,131,100
Other cash paid relating to investing activities	37,621,660	–

Sub-total of cash outflows of investing activities	28,197,157,756	26,998,562,927

Net cash flows used in investing activities	(27,101,622,134)	(26,136,193,874)

Amounts: In RMB Yuan, Except as noted

	For the nine months ended 30 September
	2021	2020
	Consolidated	Consolidated
		(Restated)
Cash flows generated from financing activities

Cash received from investments	1,156,758,922	23,410,426,166
Including: cash received from non-controlling interests of subsidiaries	1,156,758,922	556,131,807
Cash received from borrowings	127,185,898,516	117,441,928,609
Cash received from issuance of bonds	41,800,000,000	12,188,307,452
Other cash received relating to financing activities	57,236,051	322,391,654

Sub-total of cash inflows of financing activities	170,199,893,489	153,363,053,881

Repayments of borrowings	151,819,627,810	140,673,569,958
Payments for dividends, profit or interest expense	11,744,666,208	11,606,112,409
Including: dividends paid to non-controlling interests of subsidiaries	175,704,303	773,249,296
Other cash paid relating to financing activities	1,194,121,169	1,000,116,315

Sub-total of cash outflows of financing activities	164,758,415,187	153,279,798,682

Net cash flows generated from financing activities	5,441,478,302	83,255,199

Effect of foreign exchange rate changes, net	(491,171,940)	(376,076,636)

Net increase in cash and cash equivalents	643,130,507	838,634,771
Add: cash and cash equivalents at beginning of period	13,257,892,557	12,494,972,947

Cash and cash equivalents at end of period	13,901,023,064	13,333,607,718

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Zhao Keyu	Huang Lixin	Wei Zhongqian

By Order of the Board

Huaneng Power International, Inc.

Zhao Keyu

Chairman

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC

27 October 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: October 28, 2021